UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010
COMMISSION FILE NUMBER 001-33373

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)

3 IASSONOS STREET
PIRAEUS, 18537 GREECE
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           ☐           No           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           ☐           No           ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           ☐           No           ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I are the audited balance sheets of our general partner, Capital GP L.L.C., as of December 31, 2009, 2008 and 2007.

Attached as Exhibit II is the Consent of Deloitte. Hadjipavlou, Sofianos & Cambanis S.A.

This report on Form 6-K is hereby incorporated by reference into the registrant's registration statement, registration number 333-153274, dated October 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,
By	Capital GP L.L.C., its general partner
/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated: February 22, 2010

Exhibit I

INDEX TO BALANCE SHEET

CAPITAL GP L.L.C.

Page
2009 AND 2008 BALANCE SHEETS

Report of Independent Registered Public Accounting Firm	2

Balance Sheets as of December 31, 2009 and 2008	3

Notes to the Balance Sheets	4

2007 BALANCE SHEET

Report of Independent Registered Public Accounting Firm	6

Balance Sheet as of December 31, 2007	7

Notes to the Balance Sheet	8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Capital GP L.L.C.,
Majuro, Republic of the Marshall Islands

              We have audited the accompanying balance sheets of Capital GP L.L.C. (the "Company"), as of December 31, 2009 and 2008. These balance sheets are the responsibility of the Company's management. Our responsibility is to express an opinion on these balance sheets based on our audits.

              We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits of the balance sheets provide a reasonable basis for our opinion.

              In our opinion, the balance sheets referred to above present fairly, in all material respects, the financial position of Capital GP L.L.C. as of December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte. Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece
February 22, 2010

Capital GP L.L.C.
Balance Sheets
(In thousands of United States Dollars)

	December 31,
	2009	2008
Assets
Current assets
Cash	$-	$2
Due from related party (Note 3)	64
Total current assets	64	2

Other non-current assets
Investment in Capital Product Partners L.P. (Note 2)	3,140	15,912
Total non-current assets	3,140	15,912
Total assets	$3,204	$15,914

Liabilities and Member’s Equity
Current liabilities
Trade payables	$64
Total current liabilities	64
Total Liabilities	64

Commitments and Contingencies

Member’s Equity
Member’s equity	1	1
Due (from) / to Member (Note 4)	(10,696)	2,871
Accumulated Other Comprehensive Loss	(663)	(873)
Retained earnings	14,498	13,915
Total member’s equity	3,140	15,914
Total liabilities and member’s equity	$3,204	$15,914

The accompanying notes are an integral part of these balance sheets.

Capital GP L.L.C.
Notes to the Balance Sheets
(In thousands of United States Dollars)

1.           Nature of Operations

CAPITAL GP L.L.C. (the “Company”) was formed on January 16, 2007, under the laws of the Marshall Islands, to become the general partner of Capital Product Partners L.P. (or the “Partnership”). Pursuant to the partnership agreement dated April 3, 2007, the board of directors of the Partnership has the authority to oversee and direct Partnership’s operations, management and policies on an exclusive basis. The Company manages the Partnership’s day-to-day activities as delegated by the board of directors of the Partnership consistent with and based on the policies and procedures adopted by the Partnership’s board of directors. These activities include but are not limited to the use of the assets of the Partnership, the collection and dismissal of consultants, agents and other contractors, the negotiation, execution and performance of contracts, tax, regulatory and other filings.  The Company is a wholly owned subsidiary of Capital Maritime and Trading Corp (CMTC). As of February 2, 2007, CMTC had contributed $1 to the Company in exchange for a 100% ownership interest. Following the successful completion of the Initial Public Offering (“IPO”) of the Partnership on the NASDAQ Global Market on April 3, 2007 the Company acquired 455,470 general partner units representing a 2% general partner interest in the Partnership and all of the incentive distribution rights which entitle the Company to receive additional cash distribution in excess of its 2% general partner interest if the Partnership’s quarterly distribution to unitholders is in excess of $0.4313 per unit. On March 31, and April 30, 2008, the Company acquired 40,976 and 10,026 additional general partner units respectively in order to maintain its 2% general partnership interest in the Partnership.

2.           Significant Accounting Policies

(a)	Cash and cash equivalents: Cash and cash equivalents consist of cash deposits held on call with banks.

(b)
Investment in Capital Product Partners L.P.:  Investment represents the Company’s participation in Capital Product Partners L.P. The Company exercises significant influence in the Partnership through its rights under the Partnership agreement, but it does not exercise control. This type of investment is accounted for by the equity method of accounting. Under this method, the Company records an investment in the equity of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

(c)
Accumulated Other Comprehensive (Loss)/Gain: The Company records its proportionate share of the Partnership’s Accumulated Other Comprehensive (Loss)/Gain as a decrease/increase respectively, in the Investment in Capital Product Partners L.P. with a corresponding adjustment to the Member’s Equity.

Capital GP L.L.C.
Notes to the Balance Sheets
(In thousands of United States Dollars

3.           Transactions with Related Party

According to the Partnership agreement the Partnership shall reimburse the Company for direct and indirect expenses it incurs on behalf of the Partnership. As at December 31, 2009 and 2008 the balance due from the Partnership for such expenses amounted to $64 and $0 respectively and is presented in the Balance Sheets under current assets as “Due from related party”.

4.	Due (from) / to Member

As of December 31, 2008 the Company has an amount due to its member of $2,871. This balance consists of a payable of $6,427 relating to the acquisition of general partner units by the Company and a receivable of $3,556 which mainly reflects the Company’s portion of the Partnership’s dividends which were collected by CMTC. The amount of $2,871 does not bear interest and does not have any fixed terms of repayment.
As of December 31, 2009 the Company has an amount due from its member of $10,696. This balance consists of a receivable of $17,123 which mainly reflects the Company’s portion of the Partnership’s distributions which were collected by CMTC and a payable of $6,427 relating to the acquisition of general partner units of the Partnership by the Company. The significant increase in the amount due from the member in 2009 resulted from the receipt of the incentive distribution rights payment, (Note 1) following the declaration of a cash distribution of $1.05 per unit for the fourth quarter of 2008. The amount of $10,696 does not bear interest and does not have any fixed terms of repayment.

5.	Subsequent Events

We have evaluated subsequent events through February 22, 2010, the date the balance sheet was issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

              To the Member of Capital GP L.L.C.,
Majuro, Republic of the Marshall Islands

              We have audited the accompanying balance sheet of Capital GP L.L.C. (the "Company"), as of December 31, 2007. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

              We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

              In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Capital GP L.L.C. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte. Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece
February 22, 2010

Capital GP L.L.C.
Balance Sheet
(In thousands of United States Dollars)

December 31, 2007
Assets
Current assets
Cash	$1
Total current assets	1

Other non-current assets
Investment in Capital Product Partners L.P. (Note 2)	3,238
Total non-current assets	3,238
Total assets	$3,239

Liabilities and Member’s Equity

Commitments and Contingencies

Member’s Equity
Member’s equity	1
Due to Member (Note 3)	3,014
Accumulated Other Comprehensive Loss	(207)
Retained earnings	431
Total member’s equity	3,239
Total liabilities and member’s equity	$3,239

The accompanying notes are an integral part of this balance sheet.

Capital GP L.L.C.
Notes to the Balance Sheet
(In thousands of United States Dollars)

1.           Nature of Operations

CAPITAL GP L.L.C. (the “Company”) was formed on January 16, 2007, under the laws of the Marshall Islands, to become the general partner of Capital Product Partners L.P. (or the “Partnership”). Pursuant to the partnership agreement dated April 3, 2007, the board of directors of the Partnership has the authority to oversee and direct Partnership’s operations, management and policies on an exclusive basis. The Company manages the Partnership’s day-to-day activities as delegated by the board of directors of the Partnership consistent with and based on the policies and procedures adopted by the Partnership’s board of directors. These activities include but are not limited to the use of the assets of the Partnership, the collection and dismissal of consultants, agents and other contractors, the negotiation, execution and performance of contracts, tax, regulatory and other filings. The Company is a wholly owned subsidiary of Capital Maritime and Trading Corp (CMTC). As of February 2, 2007, CMTC had contributed $1 to the Company in exchange for a 100% ownership interest. Following the successful completion of the Initial Public Offering (“IPO”) of the Partnership on the NASDAQ Global Market on April 3, 2007 the Company acquired 455,470 general partner units representing a 2% general partner interest in the Partnership and all of the incentive distribution rights which entitle the Company to receive additional cash distribution in excess of its 2% general partner interest if the Partnership’s quarterly distribution to the unitholders is in excess of $0.4313 per unit.

2.           Significant Accounting Policies

(a)	Cash and cash equivalents: Cash and cash equivalents consist of cash deposits held on call with banks.

(b)
Investment in Capital Product Partners L.P.: Investment represents the Company’s participation in Capital Product Partners L.P. The Company exercises significant influence in the Partnership, through its rights under the Partnership agreement, but it does not exercise control. This type of investment is accounted for by the equity method of accounting. Under this method, the Company records an investment in the equity of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

(c)
Accumulated Other Comprehensive Loss: The Company records its proportionate share of the Partnership’s Accumulated Other Comprehensive Loss as a decrease in the Investment in Capital Product Partners L.P. with a corresponding adjustment to the Member’s Equity.

Capital GP L.L.C.
Notes to the Balance Sheet
(In thousands of United States Dollars)

3.           Due to Member

As of December 31, 2007 the Company has an amount due to its member of $3,014. This balance consists of a payable of $5,471 relating to the acquisition of general partner units of the Partnership by the Company and a receivable of $2,457 which mainly reflects the Company’s portion of the Partnership’s dividends which were collected by CMTC.

4.	Subsequent Events

We have evaluated subsequent events through February 22, 2010, the date the balance sheet was issued.

Exhibit II

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement No. 333-153274 on Form F-3 of our reports dated February 22, 2010, relating to the balance sheets of Capital GP L.L.C. (the “Company”) appearing in the Prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte. Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece

February 22, 2010